Exhibit 99.2

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

7 August 2018

IMMUTEP SECURES CANADIAN PATENT GRANT FOR IMP731 ANTIBODY

SYDNEY, AUSTRALIA – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”) is pleased to announce the grant of Canadian patent no. 2,685,584 entitled “Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease.”

The patent is directed to Immutep’s IMP731 antibody that was originally developed by Immutep S.A.S., Immutep’s French subsidiary. The granted claims provide broad protection for the antibody and use of the antibody for treating or preventing organ transplant rejection or treating a T-cell mediated autoimmune disease. The patent has an expiry date of 30 April 2028, and joins corresponding patents from the same family previously granted in the United States, Europe and Japan, as announced to the market.

Rights for the development of the IMP731 antibody were granted to GSK in December 2010. GSK has developed a proprietary humanized antibody derived from IMP731, known as GSK2831781.

About IMP731 and GSK2831781

IMP731 and GSK2831781 are designed to specifically deplete potentially pathogenic, recently activated, LAG-3 expressing T cells that are enriched at the disease site in T-cell driven immuno-inflammatory disorders. Depletion of these LAG-3 expressing T cells should spare other T-cells which may be necessary for disease control.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity (IMP731) and cancer (IMP701) are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the U.S.

For further information, please visit www.immutep.com or contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

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